

May 26, 2011

Via Facsimile
Gregory Slome
Chief Financial Officer
Sparton Corporation
425 N. Martingale Road, Suite 2050
Schaumburg, IL 60173

     Re: **Sparton Corporation**
            Form 10-K for Fiscal Year Ended June 30, 2010
            Filed September 8, 2010
            File No. 001-1000

Dear Mr. Slome:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief